                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                                (AMENDMENT NO. )*

                           FLAG FINANCIAL CORPORATION
                           --------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                    ---------------------------------------
                         (Title of Class of Securities)

                                   33832H107
                                   ---------
                                 (CUSIP Number)

                          MR. WILLIAM H. ANDERSON, II
                              5444 RIVERSIDE DRIVE
                              MACON, GEORGIA 31210
                                 (478) 474-0555
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 AUGUST 1, 2003
                                 --------------
                         (Date of Event Which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 33832H107                                           Page 2 of 19 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              William H. Anderson, II

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

              PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

 NUMBER OF SHARES        7.    SOLE VOTING POWER               473,425
                         ---------------------------------------------
BENEFICIALLY OWNED       8.    SHARED VOTING POWER                   0
                         ---------------------------------------------
 BY EACH REPORTING       9.    SOLE DISPOSITIVE POWER          473,425
                         ---------------------------------------------
    PERSON WITH          10.   SHARED DISPOSITIVE POWER              0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              473,425

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.5% [based upon 8,464,472 shares indicated as outstanding as of 05/08/03 as shown on the Form 10-Q for the quarter ended March 31, 2003.] + 150,000 warrants + 5,000 options

14.  TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 33832H107                                           Page 3 of 19 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Southern Trust Insurance Company

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

              WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Georgia

 NUMBER OF SHARES        7.    SOLE VOTING POWER               276,000
                         ---------------------------------------------
BENEFICIALLY OWNED       8.    SHARED VOTING POWER                   0
                         ---------------------------------------------
 BY EACH REPORTING       9.    SOLE DISPOSITIVE POWER          276,000
                         ---------------------------------------------
    PERSON WITH          10.   SHARED DISPOSITIVE POWER              0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              276,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.3% [based upon 8,464,472 shares indicated as outstanding as of 05/08/03 as shown on the Form 10-Q for the quarter ended March 31, 2003.]

14.  TYPE OF REPORTING PERSON*
              CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 33832H107                                           Page 4 of 19 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              VHA Partners, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

              WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Georgia

 NUMBER OF SHARES        7.    SOLE VOTING POWER               9,800
                         -------------------------------------------
BENEFICIALLY OWNED       8.    SHARED VOTING POWER                 0
                         -------------------------------------------
 BY EACH REPORTING       9.    SOLE DISPOSITIVE POWER          9,800
                         -------------------------------------------
    PERSON WITH          10.   SHARED DISPOSITIVE POWER            0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              9,800

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              .1% [based upon 8,464,472 shares indicated as outstanding as of 05/08/03 as shown on the Form 10-Q for the quarter ended March 31, 2003.]

14.  TYPE OF REPORTING PERSON*

              PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 33832H107                                           Page 5 of 19 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Trust FBO William H. Anderson, II

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

              WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Georgia

 NUMBER OF SHARES        7.    SOLE VOTING POWER               20,000
                         --------------------------------------------
BENEFICIALLY OWNED       8.    SHARED VOTING POWER                  0
                         --------------------------------------------
 BY EACH REPORTING       9.    SOLE DISPOSITIVE POWER          20,000
                         --------------------------------------------
    PERSON WITH          10.   SHARED DISPOSITIVE POWER             0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              20,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              .2% [based upon 8,464,472 shares indicated as outstanding as of 05/08/03 as shown on the Form 10-Q for the quarter ended March 31, 2003.]

14.  TYPE OF REPORTING PERSON*

              OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 33832H107                                           Page 6 of 19 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Richard Batton, Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

              OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

 NUMBER OF SHARES        7.    SOLE VOTING POWER               10,177
                         --------------------------------------------
BENEFICIALLY OWNED       8.    SHARED VOTING POWER                  0
                         --------------------------------------------
 BY EACH REPORTING       9.    SOLE DISPOSITIVE POWER          10,177
                         --------------------------------------------
    PERSON WITH          10.   SHARED DISPOSITIVE POWER             0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              10,177

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              .1% [based upon 8,464,472 shares indicated as outstanding as of 05/08/03 as shown on the Form 10-Q for the quarter ended March 31, 2003.]

14.  TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 33832H107                                           Page 7 of 19 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Estate of Halstead T. Anderson, II

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

              OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

 NUMBER OF SHARES        7.    SOLE VOTING POWER               8,000
                         -------------------------------------------
BENEFICIALLY OWNED       8.    SHARED VOTING POWER                 0
                         -------------------------------------------
 BY EACH REPORTING       9.    SOLE DISPOSITIVE POWER          8,000
                         -------------------------------------------
    PERSON WITH          10.   SHARED DISPOSITIVE POWER            0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              8,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              .1% [based upon 8,464,472 shares indicated as outstanding as of 05/08/03 as shown on the Form 10-Q for the quarter ended March 31, 2003.]

14.  TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 33832H107                                           Page 8 of 19 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Wayne F. Yost

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

              OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

 NUMBER OF SHARES        7.    SOLE VOTING POWER               10,177
                         --------------------------------------------
BENEFICIALLY OWNED       8.    SHARED VOTING POWER                  0
                         --------------------------------------------
 BY EACH REPORTING       9.    SOLE DISPOSITIVE POWER          10,177
                         --------------------------------------------
    PERSON WITH          10.   SHARED DISPOSITIVE POWER             0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              10,177

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              .1% [based upon 8,464,472 shares indicated as outstanding as of 05/08/03 as shown on the Form 10-Q for the quarter ended March 31, 2003.]

14.  TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 33832H107                                           Page 9 of 19 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Stephen H. Shiflett

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

              OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

 NUMBER OF SHARES        7.    SOLE VOTING POWER               10,177
                         --------------------------------------------
BENEFICIALLY OWNED       8.    SHARED VOTING POWER                  0
                         --------------------------------------------
 BY EACH REPORTING       9.    SOLE DISPOSITIVE POWER          10,177
                         --------------------------------------------
    PERSON WITH          10.   SHARED DISPOSITIVE POWER             0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              10,177

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              .1% [based upon 8,464,472 shares indicated as outstanding as of 05/08/03 as shown on the Form 10-Q for the quarter ended March 31, 2003.]

14.  TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 33832H107                                          Page 10 of 19 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Eric P. Russett

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

              OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

 NUMBER OF SHARES        7.    SOLE VOTING POWER               10,177
                         --------------------------------------------
BENEFICIALLY OWNED       8.    SHARED VOTING POWER                  0
                         --------------------------------------------
 BY EACH REPORTING       9.    SOLE DISPOSITIVE POWER          10,177
                         --------------------------------------------
    PERSON WITH          10.   SHARED DISPOSITIVE POWER             0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              10,177

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              .1% [based upon 8,464,472 shares indicated as outstanding as of 05/08/03 as shown on the Form 10-Q for the quarter ended March 31, 2003.]

14.  TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 33832H107                                          Page 11 of 19 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Kay Beliveau

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

              OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

 NUMBER OF SHARES        7.    SOLE VOTING POWER               4,654
                         -------------------------------------------
BENEFICIALLY OWNED       8.    SHARED VOTING POWER                 0
                         -------------------------------------------
 BY EACH REPORTING       9.    SOLE DISPOSITIVE POWER          4.654
                         -------------------------------------------
    PERSON WITH          10.   SHARED DISPOSITIVE POWER            0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              4,654

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              .1% [based upon 8,464,472 shares indicated as outstanding as of 05/08/03 as shown on the Form 10-Q for the quarter ended March 31, 2003.]

14.  TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 33832H107                                          Page 12 of 19 Pages

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

Item 1.  Security and Issuer

         This Schedule 13D relates to the common stock, par value $1.00 per share ("Common Stock"), of Flag Financial Corporation, a Delaware corporation ("Flag Financial" or the "Issuer"). The address of the principal executive offices of Flag Financial is 101 North Greenwood Street, LaGrange, Georgia 30241.

Item 2.  Identity and Background

         This Schedule 13D is being jointly filed by William H. Anderson, II, Southern Trust Insurance Company, VHA Partners, LP, Trust FBO William H. Anderson, II, Richard Batton, Jr., Estate of Halstead T. Anderson, II, Wayne F. Yost, Steven H. Shiflett, Eric P. Russett, and Kay Beliveau, (the "Reporting Persons") pursuant to a Joint Filing Agreement dated August 1, 2003 (the "Schedule 13D"). The principal place of residence, occupation and citizenship of the Reporting Persons is as follows:

         I.       (a)      William H. Anderson, II

                  (b)      His business address is:
                           5444 Riverside Drive
                           Macon, Georgia 30721

                  (c) Director of Flag Financial and President and Chief Executive Officer and Director of Southern Trust Insurance Company.

                  (f)      Citizen of the United States.

         II.      (a)      Southern Trust Insurance Company

                  (b)      Its business address is:
                           5444 Riverside Drive
                           Macon, Georgia 30721

                  (c)      Not applicable.

                  (f)      Organized under the laws of the State of Georgia.

         III.     (a)      VHA Partners, LP

                  (b)      Its business address is:
                           5444 Riverside Drive
                           Macon, Georgia 30721

                  (c)      Not applicable.

                  (f)      Organized under the laws of the State of Georgia.

CUSIP NO. 33832H107                                          Page 13 of 19 Pages

         IV.      (a)      Trust FBO William H. Anderson, II

                  (b)      Its address is:
                           5444 Riverside Drive
                           Macon, Georgia 30721

                  (c)      Not applicable.

                  (f)      Organized under the laws of the State of Georgia.

         V.       (a)      Richard Batton, Jr.

                  (b)      His business address is:
                           5444 Riverside Drive
                           Macon, Georgia 30721

                  (c)      President of Southern Trust Insurance Company.

                  (f)      Citizen of the United States.

         VI.      (a)      Estate of Halstead T. Anderson, II

                  (b)      The address is:
                           5444 Riverside Drive
                           Macon, Georgia 30721

                  (c)      Not applicable.

                  (f)      United States.

         VII.     (a)      Wayne F. Yost

                  (b)      His business address is:
                           5444 Riverside Drive
                           Macon, Georgia 30721

                  (c)      Controller of Southern Trust Insurance Company.

                  (f)      Citizen of the United States.

         VIII.    (a)      Steven H. Shiflett

                  (b)      His business address is:
                           5444 Riverside Drive
                           Macon, Georgia 30721

                  (c) Vice President of Claims of Southern Trust Insurance Company.

                  (f)      Citizen of the United States.

         IX.      (a)      Eric P. Russett

                  (b)      His business address is:
                           5444 Riverside Drive
                           Macon, Georgia  30721

                  (c) Director of Underwriting of Southern Trust Insurance Company.

                  (f)      Citizen of the United States.

CUSIP NO. 33832H107                                          Page 14 of 19 Pages

         X.       (a)      Kay Beliveau

                  (b)      Her business address is:
                           5444 Riverside Drive
                           Macon, Georgia  30721

                  (c)      Executive Assistant of Southern Trust Insurance
                           Company.

                  (f)      Citizen of the United States.

         (d) and (e). During the last five years, none of the Reporting Persons filing this statement has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Purchases by William H. Anderson, II were funded through the personal resources of Mr. Anderson. Purchases by Southern Trust Insurance Company were funded from the working capital of that company. VHA Partners, LP and the Trust FBO William H. Anderson, II each used its current cash resources to fund its purchases. The purchases of Richard Batton, Jr., Estate of Halstead T. Anderson, II, Wayne F. Yost, Steven H. Shiflett, Eric P. Russett, and Kay Beliveau were funded by cash provided from the working capital of Southern Trust Corporation in exchange for the execution of full recourse notes by these persons payable to Southern Trust Corporation. The shares purchased by the individuals in the preceding sentence are not pledged as collateral for the loans by Southern Trust Corporation. The notes are payable by equal payments over a five year period and bear an interest rate of 4.99%. Southern Trust Corporation is the 100% parent company of Southern Trust Insurance Company. William H. Anderson, II controls, through other entities, Southern Trust Corporation.

Item 4.  Purpose of Transaction.

         The subject shares of Common Stock directly or indirectly acquired are held by the Reporting Persons for investment purposes. The Reporting Persons have no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending upon market conditions, an evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons or their affiliates may, in their sole discretion, purchase additional shares of Common Stock or dispose of the subject shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.

Item 5.  Interest in Securities of the Issuer.

         (a) (b) Schedule I hereto sets forth the number of shares of Common Stock owned of record and which may be deemed to be beneficially owned by each of the Reporting Persons, and is incorporated herein by this reference.

CUSIP NO. 33832H107                                          Page 15 of 19 Pages

         In the aggregate, the Reporting Persons may be deemed beneficially to own 526,787 shares of Common Stock, or 6.2% of the 8,546,540 shares deemed outstanding; consisting of 8,391,540 shares as indicated as outstanding as of February 21, 2003 in the Issuer's Proxy Statement dated March 7, 2003 and 150,000 shares issuable upon exercise of the warrant and 5,000 shares issuable upon exercise of options. Each of the Reporting Persons listed in Item 5(a) hereby expressly declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any of the listed securities, except with respect to shares of Common Stock for which each Reporting Person has sole voting and dispositive power unless otherwise stated herein or that the Reporting Persons are a "group" pursuant to Section 13(d)(3) of the Exchange Act.

         (c) The table below sets forth purchases and sales of shares by the Reporting Person. Unless otherwise indicated, the purchases and sales were made in the open market.

WILLIAM H. ANDERSON, II

                                                                                           TRUST FBO
                                                                                           ---------
                              DIRECT                   VHA PARTNERS, LP              WILLIAM H. ANDERSON II
 DATE OF                      ------                   ----------------              ----------------------
PURCHASE              SHARES          PRICE         SHARES         PRICE             SHARES         PRICE
--------              ------          -----         ------         -----             ------         -----
2/19/02            150,000 warrant    $   1.00
2/19/02              5,000 option
10/25/02            11,000            $11.2252
11/4/02              1,100            $  11.39      8,800        $  11.39
11/13/02                                            1,000        $11.6492
11/14/02                                                                             20,000         $11.65
12/23/02               525            $  11.19
                       ---                          -----                            ------
Total Shares        12,625                          9,800                            20,000
Total Option &
Warrant            155,000

SOUTHERN TRUST INSURANCE COMPANY

DATE OF PURCHASE                         SHARES                PRICE
-----------------------------------------------------------------------------
2/19/02                                 150,000                $ 9.10
-----------------------------------------------------------------------------
8/6/02                                   12,000                $10.44
-----------------------------------------------------------------------------
8/7/02                                    8,000                $10.40
-----------------------------------------------------------------------------
8/8/02                                   15,000                $10.33
-----------------------------------------------------------------------------
8/9/02                                    5,000                $10.63
-----------------------------------------------------------------------------
8/12/02                                   5,000                $10.89
-----------------------------------------------------------------------------
8/13/02                                  10,000                $11.03
-----------------------------------------------------------------------------
8/14/02                                   7,000                $11.52
-----------------------------------------------------------------------------
8/15/02                                   2,000                $11.62
-----------------------------------------------------------------------------
8/26/02                                     900                $10.76
-----------------------------------------------------------------------------

CUSIP NO. 33832H107                                          Page 16 of 19 Pages

-------------------------------------------------------------------------
8/27/02                               3,100                $11.10
----------------------------------------------------------------------
8/28/02                               2,000                $11.26
----------------------------------------------------------------------
8/29/02                               2,500                $11.36
----------------------------------------------------------------------
8/30/02                               2,500                $11.38
----------------------------------------------------------------------
9/3/02                                2,000                $11.43
----------------------------------------------------------------------
9/4/02                                2,000                $11.52
----------------------------------------------------------------------
9/20/02                               1,000                $10.98
----------------------------------------------------------------------
9/26/02                               1,500                $10.67
----------------------------------------------------------------------
10/16/02                              1,500                $10.76
----------------------------------------------------------------------
10/17/02                              1,000                $10.80
----------------------------------------------------------------------
10/29/02                                200                $11.20
----------------------------------------------------------------------
11/12/02                                500                $11.25
----------------------------------------------------------------------
12/10/02                                300                $11.25
----------------------------------------------------------------------
12/23/02                              9,000                $11.19
----------------------------------------------------------------------
12/24/02                              6,000                $11.19
----------------------------------------------------------------------
2/12/03                               2,000                $11.46
----------------------------------------------------------------------
2/13/03                               2,000                $11.49
----------------------------------------------------------------------
2/14/03                               2,000                $11.50
----------------------------------------------------------------------
2/18/03                               2,000                $11.51
----------------------------------------------------------------------
2/20/03                               2,000                $11.48
----------------------------------------------------------------------
2/21/03                               2,000                $11.47
----------------------------------------------------------------------
2/24/03                               2,000                $11.48
----------------------------------------------------------------------
2/25/03                                 400                $11.67
----------------------------------------------------------------------
2/27/03                               6,300                $11.85
----------------------------------------------------------------------
2/28/03                                 211                $11.85
----------------------------------------------------------------------
3/3/03                                5,089                $12.21
----------------------------------------------------------------------
Total Shares                        276,000
----------------------------------------------------------------------

RICHARD BATTON, JR.

DATE OF PURCHASE            SHARES                 PRICE
----------------------------------------------------------------------
3/19/02                     10,177                 $9.83
----------------------------------------------------------------------

ESTATE OF HALSTEAD T. ANDERSON, II

DATE OF PURCHASE/SALE              SHARES                PRICE
----------------------------------------------------------------------
                                   2,000
----------------------------------------------------------------------
3/19/02 buy                        10,177                $ 9.83
----------------------------------------------------------------------
3/22/02 sale                          500                $10.20
----------------------------------------------------------------------
4/16/02 sale                        1,500                $ 9.95
----------------------------------------------------------------------
10/23/02 sale                       2,177                $11.00
----------------------------------------------------------------------
Total Shares                        8,000
----------------------------------------------------------------------

CUSIP NO. 33832H107                                          Page 17 of 19 Pages

WAYNE F. YOST

DATE OF PURCHASE            SHARES                 PRICE
-----------------------------------------------------------------------
3/19/02                     10,177                 $9.83
-----------------------------------------------------------------------

STEVEN H. SHIFLETT

DATE OF PURCHASE            SHARES                 PRICE
-----------------------------------------------------------------------
3/19/02                     10,177                 $9.83
-----------------------------------------------------------------------

ERIC P. RUSSETT

DATE OF PURCHASE            SHARES                 PRICE
-----------------------------------------------------------------------
3/19/02                     10,177                 $9.83
-----------------------------------------------------------------------

KAY BELIVEAU

DATE OF PURCHASE            SHARES                 PRICE
-----------------------------------------------------------------------
8/15/02                     4,654                 $10.7644
-----------------------------------------------------------------------

         (d) Except as provided herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships with respect to the securities of the issuer other than as disclosed in Item 3. above.

Item 7.  Material to be filed as Exhibits.

         1. Joint Filing Agreement of Reporting Persons (including powers of attorney)

CUSIP NO. 33832H107                                          Page 18 of 19 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 2003
                                          /s/ William H. Anderson, II
                                          --------------------------------------
                                          WILLIAM H. ANDERSON, II

                                          /s/ Richard Batton, Jr.
                                          --------------------------------------
                                          RICHARD BATTON, JR.

                                          /s/ William H. Anderson, II
                                          --------------------------------------
                                          ESTATE OF HALSTEAD T. ANDERSON, II,
                                          BY WILLIAM H. ANDERSON, II, EXECUTOR

                                          /s/ Wayne F. Yost
                                          --------------------------------------
                                          WAYNE F. YOST

                                          /s/ Steven H. Shiflett
                                          --------------------------------------
                                          STEVEN H. SHIFLETT

                                          /s/ Eric P. Russett
                                          --------------------------------------
                                          ERIC P. RUSSETT

                                          /s/ Kay Beliveau
                                          --------------------------------------
                                          KAY BELIVEAU


                                          SOUTHERN TRUST INSURANCE CORPORATION

                                          By  /s/ William H. Anderson, II
                                             -----------------------------------
                                              WILLIAM H. ANDERSON, II,
                                              CHIEF EXECUTIVE OFFICER, PRESIDENT

CUSIP NO. 33832H107                                          Page 19 of 19 Pages

                                          VHA PARTNERS, LP

                                          By /s/ William H. Anderson, II
                                             -----------------------------------
                                                  WILLIAM H. ANDERSON, II,
                                               PRESIDENT OF SANTEE MANAGEMENT
                                                CORPORATION, GENERAL PARTNER


                                          TRUST FBO WILLIAM H. ANDERSON, II

                                          By /s/ William H. Anderson, II
                                            ------------------------------------
                                              WILLIAM H. ANDERSON, II, TRUSTEE

* By  /s/ William H. Anderson, II
      -------------------------------------------
      William H. Anderson, II, Power of Attorney

CUSIP NO. 33832H107

                                   SCHEDULE I
                                   ----------

                                             Beneficial           Percent of          Sole Voting and         Shared Voting and
                 Name                       Ownership(1)        Outstanding(2)         Dispos. Power           Dispos. Power(3)
------------------------------------------------------------------------------------------------------------------------------------
William H. Anderson, II (4)                   473,425                5.5%                  473,425                    0
------------------------------------------------------------------------------------------------------------------------------------
Southern Trust Insurance Company (5)          276,000                3.3%                  276,000                    0
------------------------------------------------------------------------------------------------------------------------------------
VHA Partners, LP (6)                            9,800                 .1%                    9,800                    0
------------------------------------------------------------------------------------------------------------------------------------
Trust FBO William H. Anderson, III             20,000                 .2%                   20,000                    0
------------------------------------------------------------------------------------------------------------------------------------
Richard Batton, Jr.                            10,177                 .1%                   10,177                    0
------------------------------------------------------------------------------------------------------------------------------------
Estate Halstead T. Anderson, II                 8,000                 .1%                    8,000                    0
------------------------------------------------------------------------------------------------------------------------------------
Wayne F. Yost                                  10,177                 .1%                   10,177                    0
------------------------------------------------------------------------------------------------------------------------------------
Steven H. Shiflett                             10,177                 .1%                   10,177                    0
------------------------------------------------------------------------------------------------------------------------------------
Eric P. Russett                                10,177                 .1%                   10,177                    0
------------------------------------------------------------------------------------------------------------------------------------
Kay Beliveau                                    4,654                 .1%                    4,654                    0
------------------------------------------------------------------------------------------------------------------------------------

(1) Shares of Common Stock which may be deemed to be beneficially owned by each Reporting Person. The Reporting Persons disclaim beneficial ownership of certain of these shares, as is more fully set forth in
         Item 5 of this schedule.

(2) Based on 8,464,472 shares of Common Stock outstanding as of May 8, 2003 as disclosed in the Issuer's Form 10-Q for the quarter ended March 31, 2003.

CUSIP NO. 33832H107

(3) Shares of Common Stock over which the respective Reporting Person may be deemed to have shared voting and dispositive power.

(4) Includes 276,000 shares and warrants to purchase 150,000 shares of Common Stock held by Southern Trust Insurance Company. Mr. William H. Anderson, II is the President, Chief Executive Officer and Chairman of the Board of Southern Trust Insurance Company and as a result may have sole voting and dispositive power with respect to all such shares. Includes 20,000 shares held by the Trust FBO William H. Anderson, II of which William H. Anderson, II is the trustee and beneficiary and as a result may have sole voting and dispositive power with respect to all such shares held by the trust. Includes 9,800 shares held by VHA Partners, LP. William H. Anderson, II is the President of Santee Management Corporation, the general partner of VHA Partners, LP and as a result may have sole voting and dispositive power with respect to all such shares held by VHA Partners, LP. Includes 5,000 shares issuable upon exercise of stock options granted by Flag Financial for services as a director which options are exercisable within 60 days of this report. Includes 12,625 shares held directly by William H. Anderson, II.

(5) Shares held by Southern Trust Insurance Company which is a 100% owned subsidiary of Southern Trust Corporation, which is a 100% owned subsidiary of RamBay Corporation, which is controlled by William H. Anderson, II. RamBay Corporation shares voting and dispositive power with respect to all such shares.

(6) Santee Management Corporation, the majority general partner of the VHA Partners, LP, shares voting and dispositive power with respect to all such shares. Santee Management Corporation is controlled by William H. Anderson, II.